                     Filed by Georgia-Pacific Corporation
             Pursuant to Rule 425 under the Securities Act of 1933
                       Subject Company: Fort James Corp.
                          Commission File No. 1-7911
                        Contact Name:  Richard A. Good

                                                       [LOGO OF GEORGIA-PACIFIC]
                                Georgia-Pacific
                             Analyst Presentation
                                 July 18, 2000

Safe harbor

This presentation contains certain "forward-looking statements" within the meaning of federal securities laws about our financial condition, results of operations and business.
     You can find many of these statements by looking for words such as "believes", "expects," "anticipates", "estimates", or similar expressions used in this presentation.
     These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from our assumptions about future results, performance or achievements expressed or implied by us in those statements.
     Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this presentation.
     The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We undertake no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. We discuss many of the assumptions in our filings with the SEC and you should review them.

Summary of transactions

 .  Fort James

   .  Step-change in G-P's portfolio

   .  Creates world's largest tissue company

   .  Expands one of the greatest core-competencies of G-P

 .  The Timber Company

   . Reinforces image of breaking from conventions of forest products industry myths

   .  Creates tremendous value for Timber Company shareholders

These key moves are part of a transformation towards:

 .  Generating more stable and predictable earnings

 .  Achieving higher levels of profitability

 .  Focusing on growth in value through improving the portfolio of assets

   .  well-timed acquisitions and divestitures

   .  continued capital discipline

   .  improving returns while reducing risk

 . Enhancing GP's historical financial strategy of returning excess cash to shareholders

Agenda

 .  Strategic Overview

 .  Acquisition of Fort James to create a global tissue leader

 .  Spin-off/merger of TGP to unlock share value

 .  Financial Overview

 .  Summary

                              Strategic Overview

The goal is to decrease the volatility and increase the quality of cash flows to enhance value

                        [GRAPH OF EXISTING BU MARKETS]

                  [GRAPH OF PROBABILITY OF RETURN ON CAPITAL]

How are we going to improve shareholder value?

              We are focusing management on value-added products
                   and services driven by customer needs...

From...

 . Selling undifferentiated commodities

 . Competing in highly fragmented industry segments

 . Operating asset-based businesses competing primarily on price

 . Owning businesses across the entire value chain

 ...To

 . Marketing value-added products and services

 . Participating in less fragmented businesses

 . Combining operational excellence with customer intimacy to expand points of differentiation

 . Focusing on finished-product end of the value chain

 ...to decrease volatility and increase quality of cash flows

Moving forward in the value chain

FROM...competing as a leader in operational excellence focusing on the commodity area of the value chain

                            [GRAPH DOMTAR GYPSUM]

TO...leveraging operational excellence and moving closer to the customer by providing increasingly differentiated, customer-focused products and services

                             [GRAPH MIGRATION PATH]

                             Fort James Acquisition

Overview of Fort James acquisition

 . Results of strategic analysis, recent stock price performance of Fort James and success with the Wisconsin Tissue integration led to our initiation of this transaction

 .  Subsequent discussions resulted in a reasonable price at an attractive time

 .  EPS accretive across the cycle

 .  Synergies reach full run rate of over $500 million p.a. in 2002

 .  Best management will run the new business

Transaction terms:

Transaction:               80% cash, 2-% stock acquisition of Fort James

Consideration:             $29.60 in cash and 0.2644 Georgia-Pacific shares per
                           Fort James share (up to maximum of $40.00 in value delivered per FJ share) $37.17 as of 7/14

Enterprise Value:          Approximately $11.3 billion

Transaction Structure:     Exchange offer

Pro Forma Ownership:       Georgia-Pacific 74%, Fort James 26%

Board of Directors:        12 existing Georgia-Pacific directors plus 3 new
                           directors from Fort James

Senior Management:         Executive management from Georgia-pacific to remain.
                           Selected Fort James operational management to be retained

Expected Closing Date:     Forth quarter of 2000

Strategic rationale for the acquisition

Major step in the transformation of Georgia-Pacific to a more stable, higher value-added business

Business Unit Value
 .  More than doubles tissue business, making it a leader in the NA market
 .  Provides substantial European presence with strong brands and management
 . Best operator in the business moving more heavily into value-added products on a global scale

Synergy Value
 .  Expands a business in which Georgia-Pacific has a proven track record
 . Utilizes Georgia-Pacific's operating capabilities to unlock in excess of $500 million of annual pre-tax synergies

Corporate Value
 .  Moves Georgia-Pacific's portfolio closer to the customer by increasing sales of branded products
 . Strengthens consumer focus with the addition of several well-known brand names (e.g., Brawny, Quilted Northern(R), Mardi Gras(R), Vanity Fair(R), Soft'n Gentle(R), Lotus(R) and Dixie(R))
 . Reduces the volatility and risk of pro forma cash flows providing a more stable platform for the future

Financially disciplined acquisition

Acquisition at a reasonable price at an attractive time

[Graph]

 .  Tissue Fiber costs stabilizing
 .  Improving free cash flows from paper cycle
 .  Europe stabilizing with upside potential

Tissue products - Attractive pricing dynamics

[Graph]

Source: Bureau of Labor Statistics.

Company Overview

Fort James

[Graph]

2000E Revenue Breakdown
Dixie                 11%
Papers & Fiber        12%
Europe Tissue         24%
North America Tissue  53%

2000E Statistics*
($ in Billions)
Sales       $7.1
EBITDA      $1.4
 % Margin   20.0%
EBIT        $0.9
 % Margin   13.2%

Strengths
 .  Leading brand names
 .  Established market position
 .  Low cost producer
 .  Innovative products

* Source: Wall Street equity research.

Fort James tissue mill sites

[Map of U.S.]

 .  Camas
 .  Clatskanie
 .  Halsey
 .  Green Bay
 .  Muskogee
 .  Pennington
 .  Rincon
 .  Old Town

*  Camas
*  Clatskanie

 .  Tissue
*  Communications Papers

Fort James North American Tissue Operations

                      # of     Tissue Capacity
Location            Machines      (in 000s)       Furnish
------------------------------------------------------------
Green Bay - East        5           180        Virgin/Deink
Green Bay - West        9           410           Deink
Old Town                2            87           Virgin
Savannah (Rincon)       5           377           Deink
Noheda                  5           260           Virgin
Muskogee                5           331           Deink
Halsey                  2            98        Deink/Virgin
Wauna (Clatskanie)      3           195        Virgin/Deink
Camas                   6           149        Virgin/Deink
                       --         -----
                       42         2,088
                       ==         =====

Additional:
Wauna: 1 UFS Machine (110K)
Camas: 6 UFS Machines (417K0

Fort James European tissue operations

[Map of Europe]

Stubbins, UK
Gridgend, UK
Oughtibridge, UK
Cuiji, Netherlands
Hondouville, France
Gien, France
Kunheim, France
Allo, Spain
Castelnuovo, Italy
Avigliano, Italy
Patras, Greece
Karamursel, Turkey
Nokia, Finland

Fort James European tissue operations

                                              Capacity
Non-integrated            Machines           (in 000's)

France                       5                   135
Greece                       1                    20
Italy                        2                    75
Spain                        2                   100
Turkey                       2                    40
Sub-Total                   12                   370

De-Inked
Finland                      3                   105
France                       2                    75
Netherlands                  2                    70
U.K.                         8                   235
                            --                   ---
Sub-Total                   15                   485
                            --                   ---
Total European              27                   855
                            --                   ---

Dixie(R) operations

 .  Leading branded manufacturer of disposable plates and cups
     .  $800 million in annual sales
 .  Raw material base
     .  Paperboard (largely integrated), paper, plastic resins
 .  Plant Base
     .  11 converting plants in the U.S. and Canada


                              [MAP APPEARS HERE]

Company overview

                           [LOGO OF GEORGIA PACIFIC]


                               2000E Statistics*

                    ($ in Billions)
                    Sales                     $21.5
                    EBITDA                    $ 2.9
                    % Margin                   13.4%
                    EBIT                      $ 2.0
                    % Margin                    9.3%

* Source:Wall Street equity research.

                                Strengths

 . Experienced and proven management team

 . Strong operating track record

 . Proven ability to integrate acquisitions

                                  [PIE CHART]

Pro forma business mix

                    Mix shifts towards businesses with more
                      predictable earnings and cash flow

                             [GRAPH APPEARS HERE]

Fort James business mix is a good strategic fit


               Leading   Strong                     Product
               Market    Brand   Distribution  Rationalization
Segment        Position  Names     Synergies    Opportunities   Comments
-------        --------  ------  ------------  ---------------  --------
North American                                                  . Low cost
Tissue            X        X           X               X          producer
                                                                . Proven track
                                                                  record
                                                                . Strong
                                                                  customer
                                                                  relationships
                                                                . Capex savings
                                                                  opportunities

European Tissue   X        X                                    . Foothold for
                                                                  growth
                                                                . Market
                                                                  improvement
                                                                  potential

Dixie             X        X           X                        . High value-
                                                                  added
                                                                  products
                                                                . Consumer
                                                                  focused

Communications
Paper & Fibers                         X            X           . Leading
                                                                  producer in
                                                                  Western U.S.
                                                                . Improved
                                                                  profitability
                                                                  potential
                                                                  within
                                                                  Georgia-
                                                                  Pacific
                                                                  system

Fort James' tissue provides an excellent fit
 .  G-P will become:
     . an international tissue company capable of serving global retailers. 75% of the top 20 global retailers now conduct business in countries outside of North America
     . a full-line tissue manufacturer with a very low cost position
 .  G-P will acquire:
     . premium tissue and towel brands to complement Angel Soft and Sparkle
     . sufficient manufacturing capacity to support private label product offerings
     . significant technical, research & development capabilities to support product and manufacturing process innovations

Synergy opportunities


                   [GRAPH SYNERGIES REACH FULL RUN RATE OF
                             $200 MILLIOM IN 2002]

Why will we be able to successfully deliver on this acquisition?

Recent Acquisitions        Pre-Acquisition Goal           Performance to Date

CeCorr                     Achieve an average annual      18% ahead of plan
                           cash flow of $20.4 mm          in first full year
                                                          of operation. Full
                                                          year 2000 estimates
                                                          above plan

Unisource                  Capture $56 mm in synergies    $84 mm achieved ahead
                           in the first year              of plan ($25 mm over
                                                          pre-acquisition
                                                          target)

Wisconsin Tissue           Complete organization          Accomplished on, or
                           integration, product           ahead of plan
                           rationalization and order
                           management system
                           consolidation within
                           6 months

Domtar Gypsum              Achieve above cost of capital  Acquired the business
                           return on investment           for $363 mm in 1997.
                                                          Generated $954 mm in
                                                          EBIT in first 3 years
                                                          following acquisition

               Recent acquisitions demonstrate Georgia-Pacific's
                       ability to deliver on promises

Synergy Comparison


              [GRAPH OF SYNERGIES AS A PERCENT OF TARGET REVENUE]

We achieved all key Wisconsin Tissue JV milestones established for the first 180 days



Oct. 99      New product line approved
             Eliminated almost 300 SKU's (40% reduction)
             Key to realizing $15 million of manufacturing synergies

Oct. 99      New organization structure approved
             Eliminated over 200 positions
             $15 million of annual savings

Dec. 99      Integrated business plans in place for 2000
             New sales force in place

Jan 00       Customer service centers consolidated
             Financial and salaried payroll systems consolidated
             A/P and payroll functions moved to shared service centers

Apr. 00      Integrated product line in production
             Single order management system in place (SAP)
             Hourly payroll systems

Wisconsin Tissue - Aggressive product line integration

Goals

 .  Rationalized and integrated product line
 .  Full product line with definable quality tiers
 . Flexibility in siting paper production and converting for financial benefits . Available for 4/1/2000 roll-out

Accomplishments
 .  Quality tiers defined:  Proprietary (Control)
                           Park Avenue Ultra
                           Coronet
                           Main Street
                           Second Nature
                           Specialty/Private Label
 .  Standard stock items reduced from 165 to 101 (39%)
 .  Dispensers reduced from 125 to 66 (47%)
 .  Specialty items reduced from 389 to 213 (45%)

Historical tissue business results

                    [GRAPH OF SALES VOLUME GROWTH--CONSUMER]

                   [GRAPH OF SALES VOLUME GROWTH--AFH /(1)/]

                        [GRAPH OF EBITDA GROWTH /*(2)/]


           G-P's Tissue has averaged 16% ROCE over the past 8 years

(1) The Away From Home business includes the Wisconsin Tissue operations beginning in fourth quarter 1999. Prior to 1997, growth was constrained by paper availability.
(2) Tissue industry pricing peaked in 1996, and gradually declined over the next 3 years due to continued weak pulp markets. Steady financial results were achieved in spite of these price declines.

Management team
 .  Management team in place have:
     .  strong operating track record
     .  delivered synergies at Wisconsin Tissue
 .  Financial management of Georgia-Pacific remains in place
 .  Continuity of management in European Tissue and Dixie

Summary of Fort James acquisition
 .  Major step in the transformation of Georgia-Pacific towards higher value-
   added business with more stable and predictable earnings and cash flow
 .  Fort James' business mix is a good strategic fit
 . Fort James' strong brand names move Georgia-Pacific closer to the customer . Acquisition at a reasonable price at an attractive time
 .  Synergies reach full run rate of over $500 million p.a.
 .  EPS accretive across the cycle
 .  Best management team running the new business

                               The Timber Company

              Separation of The Timber Company has been a success

 .  "Win-Win" for G-P and TGP
   . G-P Group has new sources of timber and is doing a better job at procuring wood at the lowest possible cost
   . Separation has uncovered true operating performance of manufacturing without subsidies
   . TGP has been able to opportunistically time the sale of timberlands, realizing the highest possible value
 .  TGP's value has not been fully reflected in the stock in our opinion
 .  The potential next logical step is a total spin-off
 .  A spin combined with a merger with Plum Creek will be a "home run"

Transaction terms:

Transaction:       Two step spin-merger involving a spin-off of TGP and a
                   subsequent exchange for PCL shares

Consideration:     1.37 PLC shares per TGP share

Valuation:         $37.51 per share value in stock based on PCL current market price ($27.375 on 7/17/00)-55% nominal premium to TGP price of $24.25

                   Additional cash dividend per share of approx. $1.50 to TGP shareholders, assuming a post transaction E & P distribution of $2000MM

Tax Treatment:     Pending IRS Ruling:

                   . Spin-off will be tax free to G-P and TGP shareholders

TGP exchange ratio is fair to our shareholders
 . This offer price is a premium to:
  . Prior day closing stock price of $24.25
  . TGP's 52-week high of $27.19
  . Wall Street analyst price targets
    - Merrill Lynch $29
    - Morgan Stanley $33
    - Salomon Smith Barney $32
 . The offer price represents 11.7x 2000E TEV/EBITDA
 . Dividend per share for TGP shareholders increases from $1.00 to $3.12 per equivalent TGP share

Plum Creek Timber Co.

                                   Overview

 .  4th largest private owner of timberland in US with 3.2MM acres

 .  Lumber capacity 743 mmbf

 .  Plywood capacity 337 mmsf

 .  MDF capacity 136 mmsf

                               2000E Statistics*

($ in Millions)
Sales                   $750

EBITDA                  $230

  % Margin              30.3%

EBIT                    $155

  % Margin              20.6%

                            2000E Revenue Breakdown

                    [PIE CHART OF 2000E REVENUE BREAKDOWN]

Timber           42%

Land Sales        4%

Lumber           36%

Panels           18%

                                   Strengths

 .  Highly attractive asset base

 .  Strong management focused on shareholder returns

 .  Good corporate structure to hold and grow timber assets

Overview of PCL timberland holdings

                            [MAP OF UNITED STATES]

Cascade Region
285,000 Acres
2.1BBF of Merchantable Timber /(1)/

Rocky Mountain Region
1,488,000 Acres /(2)/
6.8BBF of Merchantable Timber /(1)/
9 Conversion Facilities

Northeast Region
912,000
2.8BBF of Merchantable Timber /(1)/
24MM tons of Pulpwood

Southern Region
523,000 Acres
2.4BBF of Merchantable Timber
2 Conversion Facilities

(1) Inventory as of 1/1/00.
(2) Pro forma for sale of 91,000 acres to Crown-Pacific

Pro forma PCL will become the 2nd largest private timberland owner in the US

                            [MAP OF UNITED STATES]

Cascade Region
0.6 million Acres

Rocky Mountain Region
1.5 million Acres

Northeast Region
1.4 million Acres

Southern Region
4.5 million Acres

                 Total Pro Forma Timberlands 8.0 million Acres

The merged company will be the preeminent investment vehicle in the timber industry

          PCL will have more substantial cash flows for distribution to shareholders and for acquisitions

                              TGP          PCL /(1)/       Pro Forma /(2)/
Financial

  2000E FFO (3)             $  287         $  160            $  414

  2000E EBITDA                 332            225               567

  Enterprise Value (4)       2,919          2,606             5,175

  Equity Value (4)           1,919          1,940             3,859

(1) No taxes included except for TGP tactical land sales. One-time gain not included in 2000 for PCL
(2) Pro Forma Cash Flow items include synergies of $10MM
(3) FFO defined as net income plus D&A and cost of timber harvested. FFO excludes taxes
(4) As of July 14, 2000
Source: Wall Street estimates.

The spin-off of TGP will not disrupt G-P's timber supply

 .  Over 80% of G-P's timber is from other sources

                      [PIE CHART OF G-P'S TIMBER SUPPLY]

17% Sourced from TGP

83% Sourced from 3rd Parties

 . Supply agreements will cover all the G-P facilities that significantly rely on The Timber Company furnish

 . Only 6 sawmills and 4 panel plants derive more than 25% of their furnish from TGP lands

The Timber Company transaction summary

 .  Impact for The Timber Company shareholders:

   .  Delivers 55% premium and increased dividend to TGP shareholders

   .  Creates the premier timber investment

      - diversified timber portfolio - major timber presence in all significant regions in the US

      -  increase size and liquidity of combined company

   .  Increases ability to grow timber ownership

      - corporate structure improves opportunities for growth through acquisition

   .  TGP shareowners will own 62% of the merged company

 .  Impact for Georgia-Pacific Group shareholders:

   .  Consistent with move away from raw material commodity-based business

   .  G-P still has access to the timber (supply agreement)

                               Financial Overview

                              Financial objectives
 . Generate excess cash in all markets to return capital through share repurchases

 .  Continue capital spending discipline

 .  Enhance predictability of earnings

 .  Exhibit financial discipline in all acquisitions

 .  Achieve operational efficiencies/realize synergies

 . Maintain target debt level and investment grade credit ratings to minimize cost of capital

2000E Pro forma financials

($ in Billions)

                        Georgia-Pacific        Fort James      Combined /(a)/

Sales                        $21.5               $ 7.1            $28.6

EBITDA                       $ 2.9               $ 1.4            $ 4.3
  % Margin                    13.4%               20.0%            15.0%

Operating Profit             $ 2.0               $ 0.9            $ 2.9
  % Margin                     9.3%               13.2%            10.2%

*Source: Wall Street equity research
(a) Represents a simple summation and does not include synergies and pro forma adjustments

Pro forma financials

($ in Billions)

                   Georgia-Pacific /(a)/  Fort James /(a)/   Pro Forma /(b)/

Assets                    $15.6                 $ 7.1             $29.6

Debt                      $ 6.1                 $ 3.5             $16.0

Common Equity             $ 3.9                 $ 1.0             $ 5.4

Debt/Total Cap.            61.2%                 77.3%             74.6%

Debt/EBITDA /(c)/           2.3x                  2.6x              4.0x

Int. Coverage /(c)/         5.7x                  5.8x              3.2x

(a) Balance sheet as of Q1/2000
(b) Adjusted for Goodwill, debt and shares issued
(c) EBITDA and Interest LTM as of Q1/2000

New target debt level is in line with historical financial discipline

 .  New target debt level is $9.5 billion

 .  At this debt level, credit ratios equal or exceed current combined ratios

 . Expect to reach target debt level in 2 to 3 years and then resume share repurchases

EPS Accretion/Dilution

           Transaction is accretive to cash EPS in all years and to
                        reported EPS in 2002 and beyond

                            Incremental EPS Effect

                       [CHART OF INCREMENTAL EPS EFFECT]

                                    Summary

Summary

              Georgia-Pacific will maintain its core values while
                      undergoing portfolio transformation

 .  Generate more cash flow across all markets to return to shareholders

 .  Customer driven

 .  Operational excellence

 .  Adding value through improving portfolio returns while reducing risk